FILED BY CCBT FINANCIAL COMPANIES, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SUBJECT COMPANY: CCBT FINANCIAL COMPANIES, INC.
                                                   COMMISSION FILE NO. 000-25381



THE FOLLOWING PRESS RELEASE WAS ISSUED ON DECEMBER 9, 2003:


            BANKNORTH TO GAIN NUMBER TWO MARKET POSITION ON CAPE COD
                  WITH ACQUISITION OF CCBT FINANCIAL COMPANIES


Portland, Maine, December 9, 2003 - Banknorth Group, Inc. (NYSE: BNK) announced today that it has reached a definitive agreement to acquire CCBT Financial Companies, Inc. (NASDAQ: CCBT), the parent company of Cape Cod Bank and Trust Company, in an all-stock transaction valued at approximately $300 million.

Cape Cod Bank & Trust, with $1.4 billion in assets and $1.0 billion in deposits, has 26 branches in Barnstable and Plymouth Counties, Massachusetts. It has the second highest market share in Barnstable County, which encompasses Cape Cod. Barnstable County has the highest projected population growth in mainland Massachusetts.

"In one transaction, we have become a significant banking and financial services presence in this important Massachusetts market," said William J. Ryan, Banknorth Chairman, President and Chief Executive Officer. "With the pending purchase of FleetBoston Financial by Bank of America, we want to extend our market presence intelligently in Massachusetts to compete for customers. We look forward to bringing a broader array of products and services to the customers of Cape Cod Bank & Trust while maintaining that venerable institution's commitment to the communities it serves."

Banknorth Group's banking subsidiary, Banknorth, N.A., currently operates 114 branches in Massachusetts and recently announced the acquisitions of Foxborough Savings Bank and First & Ocean Bancorp. Pro forma, the three acquisitions will increase Banknorth's total branches in Massachusetts by 35 to 149.

"We recognize the importance of aligning ourselves with a true New England company," said Stephen B. Lawson, CCBT Financial's President and Chief Executive Officer. "Like us, Banknorth has been an innovator in bringing its customers insurance and investments services to complement a full range of banking services. Through this strategic alliance, we enhance the commercial and consumer lending expertise available to current and prospective customers."

The terms of the agreement call for outstanding shares of CCBT Financial to be converted into 1.084 shares of Banknorth common stock, plus cash in lieu of any fractional share interest. This values CCBT at $35.00 per share based on Banknorth's closing common stock price of $32.30 on December 5, 2003.

"This is a good financial transaction for Banknorth that is consistent with our history of acquisitions that add to earnings per share," said Peter J. Verrill, Banknorth's Chief Operating Officer.

"The $35 price represents 259% of CCBT's book value and a deposit premium of 18.5%. We believe that this is a reasonable price given CCBT's outstanding market share and branch franchise."

The transaction is intended to qualify as a reorganization for federal income tax purposes and provide a tax-free exchange of shares.

Banknorth anticipates cost savings of 25% and will implement a restructuring of a portion of CCBT's securities portfolio to increase net interest income.

The definitive agreement has been approved by the directors of both Banknorth and CCBT. The transaction is subject to all required regulatory approvals, the shareholders of CCBT Financial and other customary conditions. The transaction is expected to be completed by mid-year 2004 with operational integration to follow soon after.

Banknorth was advised by Lehman Brothers, Inc. and its legal counsel was Elias, Matz, Tiernan & Herrick LLP. CCBT was advised by Keefe, Bruyette & Woods, Inc. and its legal counsel was Wachtell Lipton Rosen & Katz.

Banknorth Group, headquartered in Portland, Maine, is one of the country's 35 largest commercial banking companies with $25.7 billion in assets and $28.7 billion on a pro forma basis. The Company's banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The Company's website is at www.banknorth.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING BANKNORTH'S ACQUISITION OF CCBT FINANCIAL. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) ESTIMATED COST SAVINGS FROM THE ACQUISITION CANNOT BE FULLY REALIZED WITHIN THE EXPECTED TIME FRAME; (2) REVENUES FOLLOWING THE ACQUISITION ARE LOWER THAN EXPECTED; (3) COMPETITIVE PRESSURE AMONG DEPOSITORY INSTITUTIONS INCREASES SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF BANKNORTH AND CCBT FINANCIAL ARE GREATER THAN EXPECTED; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE MARKETS IN WHICH BANKNORTH WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; (7) LEGISLATION OR CHANGES IN REGULATORY REQUIREMENTS ADVERSELY AFFECT THE BUSINESSES IN WHICH BANKNORTH WOULD BE ENGAGED OR (8) FACTORS WHICH WOULD RESULT IN A CONDITION TO THE TRANSACTION NOT BEING MET.

BANKNORTH AND CCBT FINANCIAL WILL BE FILING RELEVANT DOCUMENTS CONCERNING THE MERGER WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING A REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS/PROXY STATEMENT. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED

WITH THE SEC BY BANKNORTH WILL BE AVAILABLE FREE OF CHARGE FROM THE SECRETARY OF BANKNORTH (CAROL L. MITCHELL, SECRETARY, BANKNORTH GROUP, INC., TWO PORTLAND SQUARE, P. O. BOX 9540, PORTLAND, MAINE 04112-9540, TELEPHONE (207) 761-8500),
AND DOCUMENTS FILED WITH THE SEC BY CCBT FINANCIAL (JOHN S. BURNETT, CLERK, CCBT FINANCIAL COMPANIES, INC., P.O. BOX 1180, SOUTH YARMOUTH, MASSACHUSETTS, 02664-0180, TELEPHONE (508) 394-1300). THE DIRECTORS AND EXECUTIVE OFFICERS OF CCBT FINANCIAL MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES TO APPROVE THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF CCBT FINANCIAL AND OWNERSHIP OF CCBT FINANCIAL COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FILED BY CCBT FINANCIAL WITH THE SEC ON MARCH 24, 2003. ADDITIONAL INFORMATION ABOUT THE INTEREST OF THOSE PARTICIPANTS MAY BE OBTAINED FROM READING THE DEFINITIVE PROSPECTUS/PROXY STATEMENT REGARDING THE PROPOSED ACQUISITION WHEN IT BECOMES AVAILABLE. CCBT FINANCIAL INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.